Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

*SEE IMPORTANT NOTES AT THE END

Expedia, Inc.

Frequently Asked Questions

Employee Stock Purchase Plan (ESPP)

Brief Description: A voluntary after tax plan, offered by Expedia, that allows employees to use payroll deductions to purchase stock at a 15% discounted rate. Purchases of stock are made every six months, based on the lower of the closing price on the first or last day of the six month offering period.

1.    How will the current ESPP offering period be administered with respect to the merger?

Expedia’s current ESPP offering period will continue to run as usual. The period runs from January 1, 2003 to June 30, 2003 and the expected date for the USA deal to close is after the offering period, on or around 8/1/03 (see timeline below). Shares will still be purchased on 6/30/03 and the purchase price will be the lower of the 1/1/03 stock price or the 6/30/03 stock price, minus the 15% discount. After the shares have been purchased they are yours to either hold or sell. Any shares held will be converted to USA shares upon close of the deal using the 1.93875 ratio communicated earlier. For example, if you acquire 20 Expedia shares through payroll deductions this offering period, those shares will be converted into 38 (20 * 1.93875) USA shares upon close of the deal.

2.    What will happen to the next ESPP offering period, starting with July 1, 2003?

The June 30, 2003 purchase will be the last purchase of the Expedia Employee Stock Purchase Plan. There will be no offering period starting on July 1, 2003.

3.    What happens to any excess cash remaining after the June 30, 2003 purchase?

Any remaining cash balance following the purchase of whole shares of stock on 6/30/03 will be refunded to employees.

4.    After the close of the USA transaction, what happens to Expedia ESPP stock that I still hold?

Stock that has already been purchased through the Expedia ESPP that is still held as of the close of the transaction, will convert to USA stock, subject to the exchange ratio of 1.93875.

5.    How does the conversion affect the tax treatment of the stock that I purchased through the Expedia ESPP (U.S. employees only)?

The conversion does not affect the tax treatment of your ESPP stock. There is no additional tax at the time of the conversion to USA shares, and the holding periods required for long term capital gains treatment will continue to be based on the original date of purchase.

6.    Will Expedia’s ESPP be replaced by a USA ESPP after the conclusion of this offering period?

USA is in the process of reviewing its current ESPP plan. We will give you more information about their ESPP as it becomes available to us.

7.    Will I continue to have my PaineWebber account to administer my purchased shares after close?

Currently USA and Expedia have different stock administration firms that handle their equity. It has not yet been determined where your ESPP shares will reside after the close of the transaction. More details will follow as we learn more.

Stock Options

Brief Description: A right, granted by the company, to purchase stock at a specified price during a specified period of time. You do not own the stock until you exercise your option to buy the stock at the specified purchase price.

1.    How does the USA merger affect my Expedia stock options?

All vested and unvested Expedia stock options will be converted to equivalent USA stock options, according to the 1.93875 exchange ratio. To illustrate what happens, let’s use an example of an employee who has 200 stock options with an exercise price of $30.00.

	Before close Expedia options	After close USA options
Total Number of stock options (vested & unvested)	200	387 (200 x 1.93875)

Exercise Price	$30	$15.47 $(30 /1.93875)

2.    How does this affect the vesting and other terms of my stock options?

Your vesting schedule will remained unchanged and will continue to be based on the original grant date. The other terms of your stock options will remain the same.

Continuing with the example above, let’s say that the 200 options were granted on March 11, 2002 with a vesting schedule of ¼ vested after one year, 1/48 every month thereafter, until 100% of the options are vested after four years from the grant date. This is how the vesting schedule would look like, before and after the conversion:

Date	Before the conversion Total # of options vested	After the conversion Total # of options vested
3/11/2002	0
3/11/2003	50
4/11/2003	54
5/11/2003	58
6/11/2003	62
7/11/2003	66
8/1/2003 (est. date of close)	66 x 1.93875 =	127
8/11/2003		135
9/11/2003		143
…	…	…
3/11/2006		387

3.    What are the tax consequences of the conversion to my stock options (US employees only)?

You will not be taxed on the conversion of Expedia stock options to USA stock options. You will only be taxed when you exercise your USA stock options.

4.    What happens to my stock options if I terminate employment before the close of the USA merger? What about after close?

Whether termination of employment occurs before or after the close of the merger, you will forfeit all unvested options upon your termination of employment with Expedia. You will have three months following your termination date to exercise your vested options, else they expire. Terminated employees with vested and outstanding options as of the close of the merger will have those options converted to vested USA options, using the same exchange ratio of 1.93875. USA options also expire after three months from your termination date.

5.    Will we continue to have PaineWebber administer our stock options after close?

As with the ESPP, USA and Expedia currently have different stock administration firms that handle their stock options. We will most likely move the administration of our stock options to USA’s stock plan administrator, Smith Barney. More details will follow as we learn more.

Restricted Stock Units

Brief Description: A right, granted by the company, to receive shares of common stock upon vest. You actually own shares of stock when vesting occurs.

1.    How does the USA merger affect my Expedia restricted stock units?

All Expedia restricted stock units will be converted to equivalent USA restricted stock units, according to the 1.93875 exchange ratio. Let’s use an example of an employee who has 80 restricted stock units that were granted on February 7, 2003.

	Before close Expedia restricted stock units	After close USA restricted stock units
Number of restricted stock units	80	155 (80 x 1.93875)

2.    How does the conversion affect the value of my restricted stock units?

The value of restricted stock units is based on the actual value of the stock. After your Expedia restricted stock units are converted to USA restricted stock units, the value of your USA restricted stock units will be based on the value of USA stock (ticker symbol: USAI)

3.    How does this affect the vesting of my restricted stock units?

Your vesting schedule will remained unchanged, and will continue to be based on the original grant date. Your restricted stock units vest at 25% per year on each anniversary of the grant date. Therefore, if you received 80 restricted stock units on 2/7/03 and would have vested in 20 units on 2/7/04, you will now receive 155 USA restricted stock units, and 25% or 38 units will vest on 2/7/04.

4.    What are the tax consequences of the conversion on my restricted stock units (US employees only)?

You will not be taxed on the conversion of Expedia restricted stock units to USA restricted stock units. You will be taxed as your USA restricted stock units vest.

5.    Will my USA restricted stock units be subject to taxation on vest (US employees only)?

Yes, as with Expedia restricted stock units, you will be subject to ordinary income tax on the fair market value of vested USA restricted stock units when they vest.

6.    What happens to my restricted stock units if I terminate employment before the close of the USA merger? What about after close?

Whether termination of employment occurs before or after the close of the merger, you will forfeit all unvested restricted stock units upon your termination of employment with Expedia. Unlike options, vested and unvested restricted stock units do not have expiration dates.

7.    Will PaineWebber administer our restricted stock units after close?

We will most likely move the administration of our restricted stock units to USA’s stock plan administrator, Smith Barney. More details will follow as we learn more.

This document contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors such as those identified in the company’s filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, USA Interactive and Expedia will file a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus (when it is available) and other documents containing information about USA Interactive and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of USA Interactive’s filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

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